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EXHIBIT 99.1

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

Condensed Unaudited Consolidated Financial Statements

For the period ended September 30, 2004

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Period Ended September 30, 2004

        The New York State Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its stockholders. No consideration is given by the New York State Insurance Department to financial statements prepared in accordance with accounting principles generally accepted in the United States of America in making such determinations.

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)
(in thousands, except share data)

	September 30, 2004	December 31, 2003
ASSETS
Bonds at fair value (amortized cost of $3,783,802 and $3,254,503)	$4,024,088	$3,487,380
Equity securities at fair value (cost of $13,919)	13,051
Short-term investments	225,341	222,390
Variable interest entities' bonds at fair value (amortized cost of $1,353,682 and $1,423,657)	1,353,960	1,422,538
Variable interest entities' guaranteed investment contracts at fair value (amortized cost approximates fair value)	894,531	955,883
Variable interest entities' short-term investments	22,126	11,102

Total investment portfolio	6,533,097	6,099,293
Cash	15,927	11,640
Securitized loans	384,719	433,948
Deferred acquisition costs	300,359	273,646
Prepaid reinsurance premiums	735,595	695,398
Investment in unconsolidated affiliate	56,400	64,440
Reinsurance recoverable on unpaid losses	46,845	59,235
Other assets	1,111,686	989,384

TOTAL ASSETS	$9,184,628	$8,626,984

LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER'S EQUITY
Deferred premium revenue	$2,022,581	$1,861,960
Losses and loss adjustment expenses	180,030	233,408
Variable interest entities' debt	2,906,808	3,006,885
Deferred federal income taxes	228,638	180,687
Notes payable to affiliate	750,574	504,743
Surplus notes	114,850	152,850
Accrued expenses and other liabilities	368,158	378,805

TOTAL LIABILITIES AND MINORITY INTEREST	6,571,639	6,319,338

Preferred stock (5,000.1 and 0 shares authorized; 0 shares issued and outstanding; par value of $1,000 per share)
Common stock (400 shares authorized, issued and outstanding; par value of $37,500 per share)	15,000	15,000
Additional paid-in capital	828,462	819,918
Accumulated other comprehensive income (net of deferred income taxes of $81,132 and $78,340)	158,286	151,725
Accumulated earnings	1,611,241	1,321,003

TOTAL SHAREHOLDER'S EQUITY	2,612,989	2,307,646

TOTAL LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER'S EQUITY	$9,184,628	$8,626,984

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (unaudited)
(in thousands)

	Nine Months Ended September 30,
	2004	2003
REVENUES:
Net premiums written	$442,436	$467,776

Net premiums earned	305,044	268,469
Net investment income	125,483	113,131
Net realized (losses) gains	(1,437)	4,740
Variable interest entities' net interest income	48,908	7,288
Net realized and unrealized gains on derivative instruments	39,609	9,799
Other income	23,011	15,797

TOTAL REVENUES	540,618	419,224

EXPENSES:
Losses and loss adjustment expenses	11,103	27,533
Interest expense	22,443	22,616
Variable interest entities' net interest expense	45,440	5,989
Policy acquisition costs	44,608	43,285
Other operating expenses	43,384	36,991

TOTAL EXPENSES	166,978	136,414

Minority interest	(6,948)	(7,798)
Equity in earnings of unconsolidated affiliate	3,525	13,558

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	370,217	288,570
Provision for income taxes	(90,238)	(67,776)

NET INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	279,979	220,794
Cumulative effect of accounting change, net of income taxes of $2,598		4,800

NET INCOME	279,979	225,594

Other comprehensive income, net of tax: Unrealized gains on securities:
Holding gains arising during period	6,433	10,604
Less: reclassification adjustment for (losses) gains included in net income	(128)	3,403

Other comprehensive income	6,561	7,201

COMPREHENSIVE INCOME	$286,540	$232,795

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands)

	Nine Months Ended September 30,
	2004	2003
Cash flows from operating activities:
Premiums received, net	$410,116	$449,565
Policy acquisition and other operating expenses paid, net	(123,765)	(95,328)
Recoverable advances recovered	5,375	73
Loss and loss adjustment expenses paid, net	(41,272)	(1,273)
Net investment income received	126,877	105,221
Federal income taxes paid	(50,376)	(67,157)
Interest paid	(22,551)	(22,073)
Variable interest entities' net interest income received	26,578	8,816
Variable interest entities' interest paid	(20,398)	(6,730)
Other, net	9,074	5,385

Net cash provided by operating activities	319,658	376,499

Cash flows from investing activities:
Proceeds from sales of bonds	604,678	690,514
Purchases of bonds	(885,824)	(1,231,916)
Net (increase) decrease in short-term investments	(2,951)	208,976
Purchases of variable interest entities' bonds	(93,400)	(114,089)
Proceeds from variable interest entities' bond dispositions	208,962
Net (increase) decrease in variable interest entities' short-term investments	(11,024)	12,403
Purchases of property and equipment	(1,474)	(401)
Other investments, net	23,767	(12,203)

Net cash used for investing activities	(157,266)	(446,716)

Cash flows from financing activities:
Distributions to minority shareholder	(4,880)	(3,290)
Repayment of surplus notes to affiliate	(38,000)	(60,000)
Capital issuance cost	(913)	(3,328)
Issuance of variable interest entities' notes	75,900	101,189
Repayment of variable interest entities' notes	(190,681)
Notes issued to affiliate	61,534	53,625
Repayment of notes to affiliate	(54,765)	(36,104)
Repayment of variable interest entities' preferred stock	(6,300)

Net cash (used for) provided by financing activities	(158,105)	52,092

Net increase (decrease) in cash	4,287	(18,125)
Cash at beginning of period	11,640	27,560

Cash at end of period	$15,927	$9,435

(a)
In the first nine months of 2004 and 2003, the Company received a tax benefit of $9,457 and $5,684, respectively, by utilizing its Parent's losses. These amounts were recorded as capital contributions.

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.    ORGANIZATION AND OWNERSHIP

        Financial Security Assurance Inc. (the Company), a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. (the Parent), is an insurance company domiciled in the State of New York. The Company and its subsidiaries are primarily engaged in the business of providing financial guaranty insurance on asset-backed and municipal obligations. In addition, the Company insures guaranteed investment contracts (GICs) issued by wholly-owned subsidiaries of the Parent (collectively, the GIC Subsidiaries).

        Beginning in the third quarter of 2003, the Company consolidated FSA Global Funding Limited (FSA Global) and Canadian Global Funding Corporation (Canadian Global) in accordance with Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" (FIN 46). The Company also consolidated Premier International Funding Co. (Premier) in the third quarter of 2003 as a result of obtaining control rights. In accordance with FIN46, these refinancing vehicles are consolidated with the Company. In addition, the Company from time to time refinances defaulted transactions by employing refinancing vehicles to raise funds for the refinancings. These refinancing vehicles are also consolidated. The Company's management believes that the assets held by FSA Global, Canadian Global, Premier and the refinancing vehicles, including those that are eliminated in consolidation, are beyond the reach of the Company and its creditors, even in bankruptcy or other receivership.

        In the third quarter of 2004, the majority of the assets of Canadian Global were liquidated and all of its liabilities satisfied.

2.    BASIS OF PRESENTATION

        In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows at September 30, 2004 and for all periods presented.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These statements should be read in conjunction with the Company's December 31, 2003 consolidated financial statements and notes thereto. The December 31, 2003 condensed consolidated balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results of operations for the periods ended September 30, 2004 and 2003 are not necessarily indicative of the operating results for the full year. Certain prior-year balances have been reclassified to conform to the 2004 presentation.

3.    LOSSES AND LOSS ADJUSTMENT EXPENSES

        The Company establishes a case reserve for unpaid losses and loss adjustment expenses for the present value of the estimated loss, net of subrogation recoveries, when, in management's opinion, the likelihood of a future loss on a particular insured obligation is probable and determinable at the balance sheet date. The estimated loss on a transaction is discounted using the risk-free rate at the time the case reserve is established, which ranged from 4.94% to 6.1% at September 30, 2004. For insured collateralized debt obligations (CDOs), a case reserve is recorded to the extent that the over collateralization ratio (non-defaulted collateral at par value divided by the debt insured) has fallen below 100% and there is a projected loss when calculating the present value of cash flows.

        The Company also maintains a non-specific general reserve, which is available to be applied against future additions or accretions to existing case reserves or to new case reserves to be established on particular insured obligations in the future. The general reserve is derived using two methodologies. First, loss factors are applied to the Company's total net par outstanding and the result is discounted using the risk-free rate at the time the reserve is established, which ranged from 1.2% to 7.953% at September 30, 2004. The loss factors used for this purpose are obtained from an independent rating agency study of bond defaults and have been adjusted by the Company's portfolio characteristics and history. A second methodology is applied to the Company's insured CDOs, where a present value "deterministic" approach is utilized to calculate the general reserve for the insured CDOs.

        Management of the Company periodically evaluates its estimates for losses and loss adjustment expenses and establishes reserves that management believes are adequate to cover the present value of the ultimate net cost of claims. However, because of the uncertainty involved in developing these estimates, the ultimate liability may differ from current estimates.

        As of September 30, 2004, the Company's case reserves were $31.5 million, net of reinsurance of $46.8 million. The net case reserve was comprised primarily of two CDO transactions and one municipal transaction, which collectively accounted for approximately 95% of the total net case reserve. The remaining nine exposures are in various sectors.

        The following table presents the activity in the general and case reserves for each of the periods presented (in millions). Adjustments to reserves represent management's estimate of the amount required to cover the present value of the net cost of claims, based on statistical provisions for new originations and a separate review of the insured CDO portfolio. Transfers between general and case reserves represent a reallocation of existing loss reserves and have no impact on earnings.

Reconciliation of Net Losses and Loss Adjustment Expenses

	General	Case	Total
December 31, 2003	$111.5	$62.7	$174.2
Incurred	7.7		7.7
Transfers	4.1	(4.1)
Payments and other decreases		(1.0)	(1.0)

March 31, 2004 balance	123.3	57.6	180.9
Incurred	7.7		7.7
Transfers	(26.4)	26.4
Payments and other decreases		(41.9)	(41.9)

June 30, 2004 balance	104.6	42.1	146.7
Incurred	(4.3)		(4.3)
Transfers	1.4	(1.4)
Payments and other decreases		(9.2)	(9.2)

September 30, 2004 balance	$101.7	$31.5	$133.2

        FSA has rights available to it under its financial guaranty insurance policies and indentures relating to certain collateralized bond obligation (CBO) notes issued by related trusts. Those rights allow FSA to accelerate the insured notes and pay claims under its insurance policies upon the occurrence of events of default.

        The total reserve decreased from $174.2 million at December 31, 2003 to $133.2 million at September 30, 2004 primarily due to activity in three transactions. The second quarter 2004 reserve activity related primarily to two transactions that were paid off or accelerated, totaling $39.9 million.

        In September 2004, FSA exercised its rights to have the collateral of a defaulted collateralized bond obligation liquidated at a public sale, in which the Company offered the highest bid. The Company acquired the collateral to gain control of the portfolio in order to mitigate future losses. The previously established case reserve was drawn down to reflect the excess of the purchase amount over the fair value of the collateral. The remaining $9.5 million balance in case reserves related to this transaction was returned to the general reserve. After reevaluating its requirements for the CDO portion of the general reserve, the

Company then reduced the general reserve by $9.5 million, which was partially offset by normal reserve additions. The net amount transferred from the case reserves to the general reserve was $1.4 million, which also included a transfer from the general to the case reserves for a municipal utility transaction. The CDO portfolio continues to perform within the expectations reflected in previously recorded provisions for CDOs.

4.    DERIVATIVE INSTRUMENTS

Credit Default Swaps

        The Company has insured a number of credit default swaps (CDS) with the expectation that these transactions will not be subject to a market value termination for which the Company would be liable. It considers these agreements to be a normal extension of its financial guaranty insurance business, although they are considered derivatives for accounting purposes. These agreements are recorded at fair value. The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to reflect premiums as installments are received, to record losses and loss adjustment expenses as incurred and to record changes in fair value as incurred. The Company recorded $15.6 million and $48.4 million in net earned premium under these agreements for the three and nine months ended September 30, 2004, respectively, and $11.2 million and $34.9 million for the three and nine months ended September 30, 2003, respectively.

        The changes in the fair value of CDS, which were gains of $19.4 million and $39.4 million for the three and nine months ended September 30, 2004, respectively, and $4.5 million and $8.6 million for the three and nine months ended September 30, 2003, respectively, were recorded in net realized and unrealized gains on derivative instruments in the condensed consolidated statements of operations and comprehensive income. The Company included net par outstanding of $77.1 billion and $63.8 billion relating to these CDS transactions at September 30, 2004 and December 31, 2003, respectively, in the asset-backed balances in Note 6. The gains or losses recognized by recording these contracts at fair value are determined each quarter based upon quoted market prices, if available. If quoted market prices are not available then the determination of fair value is based on internally developed estimates. Management applies judgment when developing these estimates and considers factors such as current prices charged for similar agreements, performance of underlying assets, changes in internal shadow ratings, the level at which the deductible has been set and the Company's ability to obtain reinsurance for its insured obligations. The Company does not believe the fair value adjustments are an indication of potential claims under the Company's guarantees. The inception-to-date net unrealized gain of $30.0 million at September 30, 2004 was recorded in other assets and the net unrealized loss of $9.4 million at December 31, 2003 was recorded in accrued expenses and other liabilities.

Designated Hedges

        The Company enters into derivative instruments designated as fair-value hedges to manage the interest rate and currency exchange rate exposure on FSA Global and Canadian Global's debt and investments. The derivative instruments are recorded at fair value. These derivatives generally include interest rate and currency swap agreements, which are utilized to convert FSA Global and Canadian Global's debt and investments into U.S. dollar floating-rate debt and investments. The gains and losses relating to these fair-value hedges are included in VIE net interest income and VIE net interest expense, as appropriate, along with the offsetting change in fair value of the hedged item attributable to the risk being hedged.

5.    NOTES PAYABLE TO AFFILIATE

        In each of the last three years, the Company exercised certain rights available under its financial guaranty policies and the indentures relating to certain loan-backed notes issued by trusts. Those rights allowed the Company to accelerate the insured notes and pay claims under its insurance policies on an accelerated basis. Refinancing vehicles reimbursed the Company in whole for all such payments in exchange for an assignment of certain of the Company's rights against the capital of the trusts. The refinancing vehicles are consolidated by the Company. The refinancing vehicles secured the funds to purchase the notes or underlying collateral by issuing refinanced notes, with interest rates ranging from 2.59% to 5.718%. These notes were purchased by FSA Asset Management LLC, a wholly owned subsidiary of the Parent.

        Principal payments due under these refinanced notes for the remainder of 2004 and each of the next four years ending December 31 and thereafter, are as follows (in thousands):

Year	Principal Amount
2004	$91,709
2005	61,737
2006	76,448
2007	103,132
2008	129,039
Thereafter	288,509

Total	$750,574

6.    OUTSTANDING EXPOSURE

        The Company limits its exposure to losses from writing financial guaranties by underwriting investment-grade obligations, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance.

        The net and ceded par outstanding of insured obligations in the asset-backed insured portfolio (including Company-insured CDS) includes the following amounts by types of collateral (in millions) at September 30, 2004 and December 31, 2003:

	Net Par Outstanding		Ceded Par Outstanding
Type of Collateral	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Residential mortgages	$36,674	$20,682	$5,000	$4,031
Consumer receivables	9,781	14,039	2,813	5,033
Pooled corporate obligations	85,093	78,147	10,449	11,936
Other asset-backed obligations(1)	14,439	10,134	3,364	4,200

Total asset-backed obligations	$145,987	$123,002	$21,626	$25,200

(1)
Includes net par outstanding of $6,879 million and $4,474 million at September 30, 2004 and December 31, 2003, respectively, relating to GICs insured by the Company and issued by the GIC Subsidiaries.

        The net and ceded par outstanding of insured obligations in the municipal insured portfolio includes the following amounts by type of issues (in millions) at September 30, 2004 and December 31, 2003:

	Net Par Outstanding		Ceded Par Outstanding
Type of Issue	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
General obligation bonds	$75,297	$67,212	$23,108	$20,184
Housing revenue bonds	7,397	7,597	1,995	2,074
Municipal utility revenue bonds	32,347	30,024	13,914	14,270
Health care revenue bonds	8,878	7,051	7,587	6,971
Tax-supported (non-general obligation) bonds	36,249	33,835	14,554	13,526
Transportation revenue bonds	12,349	10,744	7,809	7,376
Other municipal bonds	16,616	14,475	8,625	7,223

Total municipal obligations	$189,133	$170,938	$77,592	$71,624

7.    VARIABLE INTEREST ENTITIES

        Following is a summary of the impact on the consolidated statements of operations and comprehensive income of consolidating the VIEs, primarily FSA Global and Canadian Global, in accordance with FIN 46 (in thousands). These VIEs were consolidated for the first time as of and for the quarter ended September 30, 2003 in accordance with FIN 46. In the third quarter of 2004, the majority of Canadian Global assets were liquidated and all of its liabilities were satisfied.

	Nine Months Ended September 30, 2004	Three Months Ended September 30, 2003
VIE net interest income	$48,908	$7,288
FSA's net premiums earned on VIE bonds and debt	(4,234)	(1,117)

Total revenues	$44,674	$6,171

VIE net interest expense	$45,440	$5,989
Other operating expenses	(1,001)	(239)

Total expenses	$44,439	$5,750

        At September 30, 2004, the interest rates on VIE debt were between 1.12% and 7.75% per annum. Payments due under the VIE debt (including $1,344.3 million of future interest accretion on zero coupon obligations and excluding $220.7 million of hedge accounting adjustments) for the remainder of 2004 and each of the next four years ending December 31 and thereafter are as follows (in thousands):

Year	Principal Amount
2004	$335
2005	204,714
2006	87,674
2007	551,323
2008	39,788
Thereafter	3,146,564

Total	$4,030,398

8.    OTHER ASSETS

        The detailed balances that comprise other assets at September 30, 2004 and December 31, 2003 are as follows (in thousands):

Other assets:	September 30, 2004	December 31, 2003
Fair value of VIE swaps	$430,001	$407,742
Asset-backed notes	103,488	70,272
Tax and loss bonds	95,802	85,512
Accrued interest on VIE swaps	97,861	59,100
Accrued interest income	53,579	27,635
Other assets	330,955	339,123

Total other assets	$1,111,686	$989,384

9.    LEASE

        In June 2004, the Company entered into a 20-year sublease agreement with Deutsche Bank AG for office space at 31 West 52nd Street, New York, New York to be used as its new headquarters. The Company anticipates moving from its current location at 350 Park Avenue, New York, New York to its new space in the second quarter of 2005. The lease contains scheduled rent increases every five years after a 19-month free rent period, as well as lease incentives for initial construction costs of up to $6.0 million, as defined in the sublease. The lease contains provisions for rent increases related to increases in the building's operating expenses. The lease also contains a renewal option for an additional ten-year period, and an option to rent additional office space at various points in the future, in each case at then current market rents. The future minimum lease payments related to this lease are as follows (in thousands):

Future Minimum Rent Payments

2005	$—
2006	4,884
2007	6,512
2008	6,512
2009	6,512
Thereafter	109,452

Total	$133,872

10.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

        In the second quarter of 2004, the Emerging Issues Task Force (EITF) reached a consensus that under EITF Issue 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" (EITF 02-14), an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF 02-14 consensus is applicable to reporting periods beginning after September 15, 2004. In accordance with this consensus, the Company will no longer accrue undistributed earnings related to its investment in XL Financial Assurance Ltd. (XLFA). The Company does not expect this consensus to have a material impact on the Company's financial position, results of operations or cash flows.

11.    EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES

        FSA's 15% investment in XLFA, a financial guaranty insurance subsidiary of XL Capital Ltd., is redeemable by XLFA at a price equal to the fair market value of the preferred shares subject to a cap, defined as the internal rate of return of 19% per annum from the date of the investment through the date of redemption, plus accrued dividends as if 100% of current year earnings were distributed. Based on this formula, the Company recently adopted a policy of carrying this investment at the lesser of the current calculated redemption value or the redemption value as of the next January first, which would exclude its share of accrued current year earnings to the extent the cap had been otherwise met. Consistent with this policy, in the third quarter of 2004, the Company charged $11.7 million to equity in earnings of unconsolidated affiliates and reduced its carrying value in this investment to $56.4 million.

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  EXHIBIT 99.1
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited) (in thousands, except share data)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited) (in thousands)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited) (in thousands)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
Future Minimum Rent Payments